July 25, 2023

Via EDGAR and E-mail

Lori Empie

Robert Klein

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Equitable Financial Life Insurance Company of America

Form 10-K for the fiscal year ended December 31, 2022

Filed March 1, 2023

File No. 333-65423

Dear Ms. Empie and Mr. Klein:

We have received and reviewed your letter dated July 12, 2023, regarding the above referenced filing of Equitable Life Insurance Company of America. (the “Company”).

To assist in your review of our responses to the comments set forth in the letter, we have set forth below in bold italics the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the letter, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements

3) Investments, page 67

1. We note your disclosure on page 72 stating that the Company did not intend to sell the securities nor will likely be required to dispose of the securities with unrealized losses in your available for sale portfolio before the anticipated recovery of their remaining amortized cost basis. However, we also note your disclosure on page 91 stating that due to the potential need for liquidity in a macro stress environment, the Company does not currently have the intent to hold the underlying securities to recovery as part of your accounting for the deferred tax assets and related valuation allowance associated with these securities. Please clarify and reconcile how these disclosures are consistent with each other, and explain your related accounting conclusions for each. Cite the specific authoritative literature considered for your accounting conclusions.

Response:

The differing conclusions the Staff notes in its letter are the result of what we believe are different analyses required by the relevant Accounting Standards Codification rules at issue. Our determination that we neither intend to sell nor would be required to sell our available for sale (“AFS”) securities portfolio was made based on Accounting Standards Codification (“ASC”) 326 pursuant to which we assessed the Company’s intent to sell or more likely than not requirement to sell within the Company’s baseline economic and liquidity measures. While there are macro-economic scenarios which may result in a need for further liquidity, those scenarios are not deemed more likely than not to occur when determining if there is an need or requirement to sell the securities for liquidity as of the balance sheet date (December 31, 2022). In contrast, we concluded that we do not currently intend to “hold to recovery” the associated deferred tax assets (“DTAs”) pursuant to our analysis under ASC 740, which focuses on the Company’s ability to generate sufficient future capital income to support realization of the capital character DTAs and therefore overcome significant negative evidence. The Company’s three-year cumulative loss position in conjunction with the macro-economic scenarios resulted in significant negative evidence which the Company was unable to overcome for purposes of asserting “hold to recovery” for purposes of realizing those DTAs. We discuss our analysis under each ASC standard in turn below.

We concluded that we neither intend to sell nor would be required to sell our AFS securities under ASC 326 given that because as of the balance sheet date, the Company had not approved a plan of sale for the securities nor were the securities actively marketed for sale, there was no intent to sell nor a current situation that would require a sale.

The Company evaluated its AFS securities portfolio for impairment under ASC 326, which requires that if a Company intends, or would be required, to sell the security before recovery of its amortized cost basis, the amortized cost basis shall be written down to the debt security’s fair value at the reporting date. ASC 326-30 clarifies that “intends to sell the debt security” means that the Company has made a decision, as of the balance sheet date, to sell the debt security. ASC 326-30-35-10 indicates that a decision to sell that is contingent on the occurrence of a future event may not be evidence of a present intent to sell. Consideration of a future sale is not required to recognize an impairment in earnings because the Company may still hold the security until a recovery occurs. That is, a Company is not required to consider situations in which it might sell the debt security, such as for future liquidity needs in a macro-stress situation and assess the likelihood of a sale occurring. The Company determined that since as of the balance sheet date, the Company had not approved a plan of sale for the securities nor were the securities actively marketed for sale, there was no intent to sell the securities nor a current situation that would require sale of the securities. As disclosed in page 90 of the Company’s Form 10-K, the Company did not intend to sell the securities nor will it likely be required to dispose of the securities before the anticipated recovery of their remaining amortized cost basis.

Determining whether it is more likely than not that the Company will be required to sell a debt security before recovery of its amortized cost basis is a matter of judgment and based on consideration of all facts and circumstances relating to whether it would be required to sell its AFS securities. This includes consideration of legal and contractual obligations and operational, regulatory and liquidity needs, as well as any instrument-specific factors related to the period over which the debt security is expected to recover.

The Company considered if there would be a requirement to sell the securities considering its baseline economic and liquidity measures. While there are macro-economic scenarios which may result in a need for further liquidity, those scenarios are not deemed more likely than not to occur when determining if there is a need or requirement to sell the securities for liquidity as of the balance sheet date. Accordingly, the Company concluded it neither had the intention to sell (that is, it has not decided to sell), nor would be more likely than not required to sell its AFS securities.

We believe ASC 740 requires a different analysis than that required by ASC 326, namely a consideration of all available evidence, both positive and negative, to determine the amount of DTAs that are not more likely than not to be realized, which is consequently why we cannot assert a “hold to recovery” for purposes of realizing those DTAs.

A decline in fair value of a debt security below its tax basis is presumed to result in a future tax deduction, even though a loss has not yet been realized for tax purposes. Along with any other deferred tax assets, the Company must evaluate the available evidence to determine whether realization of that future tax deduction is more likely than not. ASC 740-10-30-17 requires an assessment of all available evidence, both positive and negative, to determine the amount of DTAs that are not more likely than not (a likelihood of more than 50 percent) to be realized. ASC 740-10-30-18 further provides that future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback or carryforward period available under the tax law. The standard provides four sources of taxable income that may be available under the tax law to realize a tax benefit for deductible temporary differences: taxable income in prior carryback years, taxable income from future reversals of existing taxable temporary differences, taxable income from prudent and feasible tax-planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards (ASC 740-10-30-17). ASC 740 requires a Company have sufficient positive evidence to overcome accumulated negative evidence to assert that the DTA will be realized and that a valuation allowance is not required and the weight given to the potential effect of each piece of positive and negative evidence shall be commensurate with the extent to which it can be objectively verified. ASC 740-10-21 states that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.”

As of December 31, 2022, the Company was in a three-year cumulative loss position, which is significant negative evidence. In assessing the realizability of the Company’s unrealized tax losses, the Company weighed all the available positive and negative evidence. The primary pieces of negative evidence considered included: (1) the Company’s cumulative unrealized capital loss position; and (2) given future liquidity needs under a macro stress scenario, the Company would potentially need to sell corporate bonds and, therefore, would not be able to assert “hold to recovery” on securities within the AFS portfolio.

An assertion to hold the debt securities until they recover in value (maturity, if necessary) will eventually result in recovery of the book basis which would provide a source of future taxable income that is positive evidence to be considered in the valuation allowance assessment. However, given the Company’s position that it may have to sell corporate bonds for liquidity needs in a macro stress economic scenario, although not more likely than not, the Company determined it was not feasible to make an assertion that the Company has the intent and ability to hold AFS securities in an unrealized loss position to recovery. If the securities are sold, the unrealized losses would be recognized as capital losses and, as such, would require capital gain income in order to realize the benefits of the capital losses (capital losses cannot offset ordinary taxable income for US tax purposes). The Company did not have sufficient sources of capital income to support realization of the capital character DTAs and therefore did not have sufficient positive evidence to overcome the significant negative evidence.

Based on the above factors, the Company concluded that it was reasonable to record a full valuation allowance on its DTAs related to unrealized losses in the AFS portfolio.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

We are hopeful that we have adequately addressed the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me.

Yours Sincerely,

/s/ Robin M. Raju

Robin M. Raju

Chief Financial Officer